(A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S
                   REPUBLIC OF CHINA WITH LIMITED LIABILITY)
                               (STOCK CODE: 0368)

                                  ANNOUNCEMENT
                         THIRD QUARTERLY REPORT FOR 2004

   Highlights of the results of the Company for the nine months ended September 30, 2004:

   From January 1 to September 30, 2004, the Company's turnover and net profit amounted to RMB20,272,595,485 and RMB2,253,460,441 respectively, representing increases of 45% and 547% from those of the corresponding period of the previous year respectively.

   All the financial information set out in this quarterly report has been prepared under the PRC GAAP and in compliance with the requirements of the Shenzhen Stock Exchange. The Company's quarterly report is unaudited.

1.    IMPORTANT NOTICE

      1.1 The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") and the directors collectively and individually accepts full responsibility for the authenticity, accuracy and completeness of the information contained in this quarterly report and believes that there are no misrepresentations, misleading statements or material omissions contained in this quarterly report.

      1.2 The Company's directors Xu Fengli, Ni Muhua, Lan Yunsheng, Lu Yanfeng, Wang Peirong and Fanny Li did not attend the board meeting. Directors Xu Fengli, Ni Muhua, Lan Yunsheng appointed chairman Yu Li and independent directors Lu Yanfeng, Wang Peirong and Fanny Li appointed independent director Zhou Henglong, respectively, to attend and vote on their behalf in respect of the resolutions considered at the meeting.

      1.3   The third quarterly report of the Company is unaudited.

      1.4 The chairman, Yu Li, the chief financial officer (deputy chief accountant), Zhang Liyan, and the head of the financial department, Liao Hongwei, declare that they accept full responsibility for the truthfulness and completeness of the financial statements contained in this quarterly report.

2.    COMPANY PROFILE

      2.1   GENERAL INFORMATION REGARDING THE COMPANY

Abbreviation      A shares: ST Jihua   H shares: Jilin Chemical
Stock Exchange    Shenzhen Stock       Hong Kong                  New York
                  Exchange             Stock Exchange             Stock Exchange

Stock code        000618               0368                       JCC

                                                             SECURITIES
                  SECRETARY TO THE BOARD                     REPRESENTATIVE

Name              Zhang Liyan                                Nil
Telephone         0432-3903651
Contact address   No. 9 Longtan Street, Longtan  District,
                  Jilin City, Jilin Province, PRC
Facsimile         0432-3028126
E-mail            ZLY@jcic.com.cn

      2.2   FINANCIAL INFORMATION

            2.2.1 MAJOR ACCOUNTING FIGURES AND FINANCIAL BENCHMARKS

                                                                                            IN RMB YUAN
                                                                                    INCREASE/(DECREASE)
                                                AS AT                   AS AT       AS AT SEPTEMBER 30,
                                        SEPTEMBER 30,            DECEMBER 31,        2004 COMPARED WITH
                                                 2004                    2003   AS AT DECEMBER 31, 2003
                                                                                                    (%)
Total assets                        13,567,115,692.00       13,434,897,838.00                      0.98
Shareholder's equity
  (excluding minority interests)     5,533,324,819.00        3,279,864,378.00                     68.71
Net assets per share                             1.55                    0.92                     68.48
Adjusted net assets per share                    1.52                    0.86                     76.74

                                                                                    INCREASE/(DECREASE)
                                                                                   DURING THE REPORTING
                                                                                        PERIOD COMPARED
                                           DURING THE    FROM JANUARY 1, 2004      WITH THE SAME PERIOD
                                     REPORTING PERIOD   TO SEPTEMBER 30, 2004              OF LAST YEAR
                                                                                                    (%)
Net cash flows from operating
  activities                         1,444,282,084.00        2,923,033,849.00                     29.74
Earning per share                                0.46                    0.63                  1,433.33
Return on net assets (%)                        29.79                   40.73                     26.45
Return on net assets after
  non-operating profit/loss (%)                 30.01                   41.66                     25.23

Note: non-operating profit/loss                                                                 Amounts

1.   Loss on disposal of fixed assets                                                     44,011,067.00
2.   Loss on non-seasonal shut down                                                        8,184,500.00
3.   Write-back of provision for diminution in value of assets                            -1,570,546.00
4.   Other non-operating income                                                            1,146,960.00

Total                                                                                     51,771,981.00

            2.2.2 PROFIT STATEMENT

                  UNAUDITED PROFIT STATEMENT FOR THE PERIOD FROM JANUARY 1, 2004 TO SEPTEMBER 30, 2004

                                                                                                                     IN RMB YUAN
ITEMS                                       FROM JANUARY 1 TO     From January 1 to     FROM JANUARY 1 TO      From January 1 to
                                           SEPTEMBER 30, 2004    September 30, 2003    SEPTEMBER 30, 2004     September 30, 2003
                                                 CONSOLIDATED          Consolidated        PARENT COMPANY         Parent Company
                                                  (UNAUDITED)           (Unaudited)           (UNAUDITED)            (Unaudited)
1.  INCOME FROM PRINCIPAL OPERATION            20,272,595,485        13,941,140,517        20,249,122,782         13,867,798,773
    LESS: Cost of principal operation         (17,010,650,379)      (12,302,640,644)      (16,965,599,703)       (12,254,551,536)
         Tax of principal operation
           and other levies                      (565,409,565)         (501,240,133)         (565,409,565)          (501,240,133)

2.  PROFIT FROM PRINCIPAL OPERATION             2,696,535,541         1,137,259,740         2,718,113,514          1,112,007,104
    ADD: Other operating (loss)/profit            (35,648,241)           (5,064,673)          (43,443,859)             7,544,202
    LESS: Operating expenses                      (20,432,509)          (23,206,934)          (20,424,375)           (23,119,645)
         Administrative expenses                 (485,391,129)         (381,949,420)         (468,975,866)          (365,497,427)
         Financial expenses, net                 (213,879,720)         (362,788,133)         (209,564,865)          (358,092,581)
3.  OPERATING PROFIT                            1,941,183,942           364,250,580         1,975,704,549            372,841,653
    ADD: Investment income/(loss)                  25,360,938             5,129,961             3,710,860             (2,171,356)
         Subsidy income                                    --               502,000                    --                502,000
         Non- operating income                      5,800,915             8,684,082             5,772,197              8,623,764
    LESS: Non- operating expenses                (100,704,333)          (32,652,720)          (98,227,985)           (32,135,675)
4.  TOTAL PROFIT                                1,871,641,462           345,913,903         1,886,959,621            347,660,386
    LESS: Income tax                              366,500,820                    --           366,500,820                     --
         Minority interests                        15,318,159             2,125,638                    --                     --
5.  NET PROFIT                                  2,253,460,441           348,039,541         2,253,460,441            347,660,386

                  UNAUDITED PROFIT STATEMENT FOR THE PERIOD FROM JULY 1, 2004 TO SEPTEMBER 30, 2004

                                                                                                                     IN RMB YUAN
ITEMS                                          FROM JULY 1 TO        From July 1 to        FROM JULY 1 TO         From July 1 to
                                           SEPTEMBER 30, 2004    September 30, 2003    SEPTEMBER 30, 2004     September 30, 2003
                                                 CONSOLIDATED          Consolidated        PARENT COMPANY         Parent Company
                                                  (UNAUDITED)           (Unaudited)           (UNAUDITED)            (Unaudited)
1.  INCOME FROM PRINCIPAL OPERATION             7,715,878,932         5,056,011,731         7,703,580,892          5,032,499,406
    LESS: Cost of principal operation          (6,055,172,908)       (4,500,338,885)       (6,044,399,024)        (4,484,059,747)
         Tax of principal operation
           and other levies                      (199,044,499)         (174,728,494)         (199,044,499)          (174,728,494)
2.  PROFIT FROM PRINCIPAL OPERATION             1,461,661,525           380,944,352         1,460,137,369            373,711,165
    ADD: Other operating (Loss)/profit              3,948,800            (8,247,479)            1,508,024             (4,383,127)
    LESS: Operating expenses                       (4,356,284)           (8,296,898)           (4,355,194)            (8,272,146)
         Administrative expenses                 (114,913,317)         (137,402,818)         (109,818,668)          (131,588,881)
         Financial expenses, net                  (64,546,981)         (118,755,970)          (63,203,180)          (117,315,665)
3.  OPERATING PROFIT                            1,281,793,743           108,241,187         1,284,268,351            112,151,346
    ADD: Investment income/(loss)                  11,797,546             2,528,332            11,557,884               (936,323)
         Subsidy income                                    --                    --                    --                     --
         Non-operating income                       4,107,034             8,399,208             4,106,434              8,399,208
    LESS: Non-operating expenses                  (18,359,207)          (12,765,644)          (18,060,975)           (12,547,528)
4.  TOTAL PROFIT                                1,279,339,116           106,403,083         1,281,871,694            107,066,703
    LESS: Income tax                              366,500,820                    --           366,500,820                     --
         Minority interests                         2,532,578               663,620                    --                     --
5.  NET PROFIT                                  1,648,372,514           107,066,703         1,648,372,514            107,066,703

      2.3 AS AT SEPTEMBER 30, 2004, THE COMPANY HAD A TOTAL OF 63,698 SHAREHOLDERS.

            AS AT SEPTEMBER 30, 2004, THE TOTAL SHAREHOLDERS AND THE TOP TEN SHAREHOLDERS OF LISTED SHARES OF THE COMPANY WERE AS FOLLOWS:

            Total number of shareholders as at September 30, 2004 63,698 shareholders

            Information concerning the top ten shareholders of listed share of the Company

                                                                               NUMBER OF LISTED
NAME OF SHAREHOLDERS                                               CLASS            SHARES HELD
                                                                                        (SHARES)
Buo Shi Shares and Securities Investment Funds                     A shares           1,928,262
Chen Yu                                                            A shares           1,870,000
Zhang Li                                                           A shares           1,510,000
Qiao Liang                                                         A shares           1,450,000
Shanghai Hao Duo Network Information Technology Company Limited    A shares           1,391,000
Zhao Ying                                                          A shares           1,070,000
Huang Sujie                                                        A shares           1,060,000
Qiao Hong                                                          A shares             990,000
Zhang Jin                                                          A shares             820,029
Shanghai Shi Hong Development Company Limited                      A shares             711,550

3.    MANAGEMENT DISCUSSION AND ANALYSIS

      3.1 ANALYSIS OF OPERATING ACTIVITIES OF THE COMPANY DURING THE REPORTING PERIOD

            During the third quarter of 2004, the Company adopted effective measures to ensure its production facilities operated in a safe and stable manner and at full utilization rate, and seized the opportunity afforded by a rise in the price of its petrochemical products and synthetic rubber products to further boost sales volume of its high margin products, as a result of which the Company's sales revenue and profit increased significantly. For the nine months ended September 30, 2004, the Group processed 4.71 million tons of crude oil. Income from principal operations and net profits were approximately RMB20,272.60 million and RMB2,253.46 million, respectively, representing increases of 45% and 547%, respectively, as compared with the same period of 2003. Due to certain PRC preferential income tax policies, the Company has recorded a better-than-expected net profit for the nine months ended September 30, 2004. Shareholders' equity was RMB5,533.32 million, representing an increase of 69% as compared with the same period a year ago.

            3.1.1 BUSINESSES OR MAJOR PRODUCTS CONTRIBUTED MORE THAN 10% OF THE
                  COMPANY'S INCOME OR PROFITS FROM PRINCIPAL OPERATION

                                           INCOME FROM                COST OF
BUSINESSES OR PRODUCTS             PRINCIPAL OPERATION    PRINCIPAL OPERATION     GROSS PROFIT
                                                                                           (%)
Petroleum products                   10,258,220,721.35       9,673,367,091.73             5.70
Of which: connected transaction       7,765,534,436.80       7,322,898,973.90             5.70
Petrochemical and organic
  chemical products                   8,435,300,353.18       5,996,976,739.33            28.91
Of which: connected transaction       6,071,910,090.06       4,592,600,102.10            24.36

            3.1.2 SEASONAL OR PERIODIC CHARACTERISTICS OF THE COMPANY'S
                  OPERATION

                      Applicable               |x| Non-applicable

            3.1.3 PROFIT COMPOSITION DURING THE REPORTING PERIOD (SIGNIFICANT
                  CHANGES OF PROFIT FROM PRINCIPAL OPERATION, PROFIT FROM OTHER OPERATIONS, COSTS DURING THE REPORTING PERIOD, INVESTMENT INCOME, SUBSIDY INCOME, AND NON-OPERATING INCOME AND EXPENSES
                  (NET) AS A PERCENTAGE OF THE TOTAL PROFIT AS COMPARED WITH THE PREVIOUS REPORTING PERIOD AND THE REASON FOR SUCH CHANGES)

                                                                                                            IN RMB YUAN
ITEMS                                         FORM JULY 1, TO           FORM JANUARY 1, TO
                                            SEPTEMBER 30, 2004             JUNE 30, 2004
                                                             AS A                        AS A
                                                       PERCENTAGE                   PERCENTAGE
                                                         OF TOTAL                     OF TOTAL        CHANGE    REASONS
                                               AMOUNTS PROFIT (%)           AMOUNTS PROFIT (%)      IN RATIO FOR CHANGE
Total profit                             1,279,339,116     100.00       592,302,346     100.00            --         --
Profit from principal operation          1,461,661,525     114.25     1,234,874,016     208.49        -94.24     NOTE 1
Profit/(loss) from other operations          3,948,800       0.31       -39,597,041      -6.69          7.00         --
Expenses during the reporting period       183,816,582      14.37       535,886,776      90.48        -76.11     NOTE 2
Investment income                           11,797,546       0.92        13,563,392       2.29         -1.37         --
Subsidy income                                      --         --                --         --            --         --
Non-operating income and expenses, net      14,252,173       1.11        80,651,245      13.62         -12.5         --

                  NOTES:

                  1. The decrease of profit from principal operation as a percentage of the total profits is attributable to the increase of costs arising from the surge of crude oil price.

                  2. The decrease of costs during the reporting period as a percentage of the total profits is attributable to the reduction of interest expenses as a result of the decrease of interest-bearing liabilities in the third quarter and the provision for diminution in value in the first half of the year.

            3.1.4 SIGNIFICANT CHANGES OF PRINCIPAL OPERATION AND ITS STRUCTURE
                  AS COMPARED WITH THE PREVIOUS REPORTING PERIOD AND THE REASON FOR SUCH CHANGES

                      Applicable               |x| Non-applicable

            3.1.5 SIGNIFICANT CHANGE OF PROFITABILITY OF PRINCIPAL OPERATION
                  (GROSS PROFIT MARGIN) AS COMPARED WITH THE PREVIOUS REPORTING PERIOD AND THE REASON FOR SUCH CHANGE

                  |x| Applicable (See 3.1)         Non-applicable

      3.2   ANALYSIS OF SIGNIFICANT EVENTS AND ITS EFFECTS AND SOLUTIONS

                Applicable               |x| Non-applicable

      3.3 CHANGES OF SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND MAJOR DIFFERENCES ARISING FROM THE APPLICATION OF DIFFERENT ACCOUNTING POLICIES, AND THE REASON FOR SUCH CHANGES

                Applicable               |x| Non-applicable

      3.4 STATEMENT FROM THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE ISSUED BASED ON "UNQUALIFIED OPINION" ON THE AUDITED FINANCIAL STATEMENTS

                Applicable               |x| Non-applicable

      3.5 WARNING IN RESPECT OF FORECAST ON POSSIBLE LOSS FROM THE BEGINNING TO THE END OF THE NEXT REPORTING PERIOD OR SIGNIFICANT CHANGES AS COMPARED WITH THE SAME PERIOD OF PREVIOUS YEAR, AND THE REASON FOR SUCH CHANGE

            |x| Applicable (See 3.1)         Non-applicable

            In the event of no significant increase in crude oil prices and no significant change regarding the petrochemical product market, the Company will strive for the increase of its profits by approximately 550% for the year ending December 31, 2004 as compared to the same period in 2003.

      3.6   AMENDMENT TO THE ANNUAL BUSINESS PLAN OR BUDGET DISCLOSED BY THE
            COMPANY

                Applicable               |x| Non-applicable

The Board of Directors of the Company comprises of:

Executive Directors: Yu Li, Shi Jianxun, Zhang Xingfu

Non-executive Directors: Xu Fengli, Ni Muhua, Jiang Jixiang, Lan Yusheng

Independent non-executive Directors: Lu Yanfeng, Wang Peirong, Fanny Li, Zhou Henglong

                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                                                          YU LI
October 25, 2004                                        CHAIRMAN